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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:  Genta Incorporated

Title of Class of Securities:  Common Stock

CUSIP Number:  37245M207

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                          Garo H. Armen
                    c/o Armen Partners, L.P.
                  630 Fifth Avenue, Suite 2100
                    New York, New York  10111

     (Date of Event which Requires Filing of this Statement)

                        September 9, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No.     37245M207

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Garo H. Armen

2.   Check the appropriate box if a member of a group

     a.
     b.

3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC, AF, PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.

7.   Sole Voting Power

         5,000

8.   Shared Voting Power

         17,500

9.   Sole Dispositive Power

         5,000

10.  Shared Dispositive Power

         17,500

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

         22,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*


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13.  Percent of Class Represented by Amount in Row (11)

         .02%

14.  Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.









































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CUSIP No.     37245M207

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Armen Partners, L.P.

2.   Check the appropriate box if a member of a group

     a.
     b.

3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         Organized under the laws of Delaware

7.   Sole Voting Power

         12,500

8.   Shared Voting Power


9.   Sole Dispositive Power

         12,500

10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person

         12,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*





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13.  Percent of Class Represented by Amount in Row (11)

         .01%

14.  Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.









































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The purpose of this Amendment No. 1 to the previously filed

Schedule 13D is to report that Armen Partners, L.P. (the

"Partnership") and Dr. Garo Armen (together, the "Reporting

Persons") are no longer greater than five percent beneficial owners in the common stock (the "Shares") of Genta Incorporated

(the "Issuer").

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 12,500

Shares and Dr. Armen is deemed to beneficially own 22,500 Shares.

All Shares are in the form of warrants which are convertible at the option of the Reporting Persons.  The Shares are held by

(i) the Partnership, (ii) Armen Partners Offshore Fund, Ltd. (the

"Fund"), an offshore investment fund to which Armen Capital

Management Corp. acts as investment manager, and (iii) GHA

Management Corporation (the "Corporation"), a corporation wholly-

owned by Dr. Armen.  The funds for the purchase of the Shares held by the Partnership came from capital contributions to the

Partnership by its general and limited partners.  The funds for the purchase of the Shares held by the Fund came from

contributions by the Fund's shareholders.  The funds for the purchase of the Shares held by the Corporation came from Dr.




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Armen's personal funds.  Funds for the purchase of the Shares also came from margin loans entered in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be the

beneficial owner of 22,500 Shares, of which the Partnership is deemed to beneficially own 12,500 Shares.  Based on information provided by the management of the Issuer, there are believed to be 9,274,964 Shares outstanding.  Therefore, Dr. Armen

beneficially owns approximately .02% of the outstanding Shares,

of which the Partnership beneficially owns .01%.  The Reporting

Persons have the sole or shared power to vote, direct the vote,

dispose of or direct the disposition of all of the Shares that they are deemed to beneficially own.  As of September 22, 1998,

Dr. Armen was no longer a beneficial owner of more than 5% of the

Shares.  As of September 9, 1998, the Partnership was no longer an owner of more than 5% of the Shares.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.










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Item 7.  Material to be Filed as Exhibits

         1.   An agreement relating to the filing of a joint

              statement as required by Rule 13D-1(f) under the

              Securities Exchange Act of 1934 is filed herewith

              as Exhibit A.

         2.   Attached hereto as Exhibit B is a description of

              the transactions in the Shares effected by the

              Reporting Person since the most recent filing on

              Schedule 13D.



    Signature

    The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


November 23, 1998


                                  /s/ Garo H. Armen
                                  Garo H. Armen

                                  ARMEN PARTNERS, L.P.

                                  By: /s/Garo H. Armen
                                      Garo H. Armen,
                                      General Partner













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                         Exhibit A

                         AGREEMENT


         The undersigned agree that this Schedule 13D dated

November 23, 1998 relating to the Common Stock of Genta

Incorporated shall be filed on behalf of the undersigned.



                                  /s/ Garo H. Armen
                                  Garo H. Armen

                                  ARMEN PARTNERS, L.P.

                                  By: /s/Garo H. Armen
                                      Garo H. Armen,
                                      General Partner
































00875001.AL1



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                            EXHIBIT B


            SCHEDULE OF TRANSACTIONS - Garo H. Armen


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)


9/9/98              (37,000)              $0.9375
9/11/98             (12,500)               0.9375
9/14/98              (7,500)               0.96875
9/16/98              (6,750)               0.9375
9/17/98              (8,650)               0.9375
9/18/98             (11,510)               0.9375
9/22/98             (16,060)               0.9375
9/28/98             (11,980)               0.875
10/12/98            (99,970)               0.9375


































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                            EXHIBIT B


         SCHEDULE OF TRANSACTIONS - Armen Partners, L.P.


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)


9/9/98              (37,000)              $0.9375
9/11/98             (12,500)               0.9375
9/14/98              (7,500)               0.96875
9/16/98              (6,750)               0.9375
9/17/98              (8,650)               0.9375
9/18/98             (11,511)               0.9375
9/22/98             (38,439)               0.9375
9/28/98             (20,200)               0.875
10/12/98           (122,351)               0.9375


































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00875001.AL1